January 26, 2007

Mail Stop 4561

Mr. Roy Thomas
General Agent and Chief Executive Officer
Texas Pacific Land Trust
1700 Pacific Avenue
Suite 1670
Dallas, TX 75201

> **Re:** **Texas Pacific Land Trust**
> **Form 10-K for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2006**
> **Filed 3/16/06**
> **File No. 1-00737**

Dear Mr. Thomas:

We have reviewed your response letter dated January 16, 2007 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements of Income, page F-5

1.   We note from your response to comment one that the negotiation of, and entry into, oil and gas royalty agreements is a key element of the Trust's management of the land. However, we also note your response to comment one from a letter dated December 4, 1997 in which you informed us that "oil and gas royalty interests…are simply paid to the Trust as owners of the land. The Trust is not actively engaged in the oil and gas…business but is rather a passive seller of land. These other income amounts are simply by-products of the Trust's only activity." Please advise us if your land management strategy has changed since the date of

the prior letter. If you now actively manage oil and gas royalty agreements in addition to the sale and lease of land, please advise us what consideration you gave to paragraphs 10 – 16 of SFAS 131 in determining that you only have one reportable segment.

2.   We note your response to comment 2, but are still unclear as to why an expense is recorded for the basis in real estate sold. Please advise us whether or not this expense only represents transactions in which land with a cost basis is sold for a loss. Please cite the specific accounting literature that you have relied upon. We may have additional comments upon review of your response and proposed disclosure.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief